                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                               ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a) /1/


                                  iMALL, Inc.
                                  -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   45244X207
                                   ---------
                                 (CUSIP Number)

                               Michael T. Whealy
                            Executive Vice President
                              and General Counsel
                             First Data Corporation
                            5660 New Northside Drive
                             Atlanta, Georgia 30328
                                 (770) 690-4201
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 30, 1998
                                ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

     -----------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                   Page 2 of 12 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          First Data Merchant Services Corporation   IRS No. 59-2126793

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4        WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        Florida

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 2,000,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  2,000,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        2,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        21.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                   Page 3 of 12 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          First Data Corporation                IRS No. 47-0731996

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4        WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 2,000,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  2,000,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        2,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        21.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 4 of 12 Pages
-----------------------                                  ---------------------


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.008 per share (the "Stock"), of iMALL, Inc., a Nevada corporation ("iMall"). The principal executive office of iMall is located at 233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a)-(c) This statement is being filed by First Data Corporation, a Delaware corporation ("First Data"), and First Data Merchant Services Corporation, a Florida corporation and a wholly owned subsidiary of First Data ("FDMS"). First Data is a global leader in payment systems, electronic commerce and information management products and services. The principal business and office address of First Data is 5660 New Northside Drive, Suite 1400, Atlanta, GA 30328. FDMS is one of the nation's leading providers of electronic commerce solutions for hundreds of financial institutions and two million businesses. The principal business and office address of FDMS is 6200 South Quebec Street, Englewood, Colorado 80111.

     The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

          Name             Present Principal Occupation  Name and Business Address
          ----                   or Employment           -------------------------
                                 -------------
Henry C. Duques*           Chairman of the Board and     First Data Corporation
                           Chief Executive Officer of    One Mack Center Drive
                           First Data                    Paramus, NJ 07652

Charles T. Fote            President and Chief           First Data Corporation
                           Operating Officer of First    6200 South Quebec Street
                           Data                          Englewood, CO 80111

Lee Adrean                 Executive Vice President      First Data Corporation
                           and                           5660 New Northside Drive
                           Chief Financial Officer of    Suite 1400
                           First Data                    Atlanta, GA 30328

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 5 of 12 Pages
-----------------------                                  ---------------------

Eula L. Adams              Executive Vice President of   First Data Corporation
                           First Data                    6200 South Quebec Street
                                                         Englewood, CO 80111

David P. Bailis            Executive Vice President of   First Data Corporation
                           First Data                    10825 Farnam Drive
                                                         Omaha, NE 68154

Henry T. De Nero           Executive Vice President of   First Data Corporation
                           First Data                    6200 South Quebec Street
                                                         Englewood, CO 80111

Robert J. Levenson*        Executive Vice President of   First Data Corporation
                           First Data                    One Mack Center Drive
                                                         Paramus, NJ 07652

Michael T. Whealy          Executive Vice President      First Data Corporation
                           and General Counsel of        5660 New Northside Drive
                           First Data                    Suite 1400
                                                         Atlanta, GA 30328

Ben Burdetsky*             Professor Emeritus, George    4619 N. Dittmar Road
                           Washington University         Arlington, VA 22207

Courtney F. Jones*         Managing Director, New        Bankers Trust
                           World Banking Group of        130 Liberty Street
                           Bankers Trust                 New York, NY 10006

James D. Robinson, III*    Chairman of the Board and     RRE Investors, LLC
                           Chief Executive Officer of    126 E. 56th Street
                           RRE Investors, LLC (private   26th Floor
                           venture investment firm)      New York, NY 10022

Charles T. Russell*        Retired                       812 Lamont Avenue
                                                         Novato, CA 94945

Bernard L. Schwartz*       Chairman of the Board and     Loral Space &
                           Chief Executive Officer of    Communications, Ltd.
                           Loral Space &                 600 Third Avenue
                           Communications, Ltd.          36th Floor
                           (diversified electronic       New York, NY 10016
                           systems)

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 6 of 12 Pages
-----------------------                                  ---------------------

Joan E. Spero*             President of Doris Duke       Doris Duke Charitable
                           Charitable Foundation         Foundation
                                                         650 Fifth Avenue
                                                         19th Floor
                                                         New York, NY 10019

Garen K. Staglin*          Chairman of the Board of      P.O. Box 680
                           Safelite Glass Corporation    Rutherford, CA 94573


     The following individuals are the executive officers and directors of FDMS (with asterisks indicating the directors):

        Name                Present Principal        Name and Business Address
        ----                    Occupation           -------------------------
                              or Employment
                              -------------
Charles T. Fote*       President of First Data       First Data Corporation
                       Corporation                   6200 South Quebec Street
                                                     Englewood, CO 80111

Michael T. Whealy*     Executive Vice President      First Data Corporation
                       and General Counsel of        5660 New Northside Drive
                       First Data                    Suite 1400
                                                     Atlanta, GA 30328

Eula L. Adams          President of FDMS             First Data Corporation
                                                     6200 South Quebec Street
                                                     Englewood, CO 80111

Robert F. McNamara     Executive Vice President of   First Data Corporation
                       FDMS                          265 Broad Hollow Road
                                                     Melville, NY 11747

Kimberly S. Patmore    Executive Vice President of   First Data Corporation
                       FDMS                          6200 South Quebec Street
                                                     Englewood, CO 80111

John S. Zieser         Executive Vice President of   First Data Corporation
                       FDMS                          5660 New Northside Drive
                                                     Suite 1400
                                                     Atlanta, GA 30328


     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 7 of 12 Pages
-----------------------                                  ---------------------

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In connection with the first closing (the "First Closing") on October 30, 1998 of the transactions contemplated by the Investment Agreement dated as of October 30, 1998 (the "Investment Agreement") between iMall and FDMS, iMall issued 1,540,000 shares of Stock to FDMS and FDMS paid $10,780,000 in cash, which amount was paid by First Data out of working capital available from operations. In connection with the second closing (the "Second Closing"), to be held when certain conditions set forth in the Investment Agreement have been fulfilled or waived (if permissible), of the transactions contemplated by the Investment Agreement, iMall will issue 460,000 shares of Stock to FDMS and FDMS will pay $3,220,000 in cash, which amount will be paid by First Data out of working capital available from operations. A copy of the Investment Agreement is included as Exhibit 1, and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTIONS.

     The information contained in Item 3 is incorporated herein by reference. FDMS acquired at the First Closing 1,540,000 shares of Stock from iMall, and will acquire an additional 460,000 shares of Stock at the Second Closing, subject to the fulfillment or waiver (if permissible) of certain conditions set forth in the Investment Agreement.

     Pursuant to the Investment Agreement, iMall has agreed to issue to FDMS, subject to the satisfaction of certain performance objectives set forth in the Investment Agreement, a warrant that will entitle the holder thereof to purchase 5,000,000 shares of Stock at an exercise price of $17.00 per share, subject to adjustment (the "Warrant").

     The Investment Agreement limits the ability of FDMS to acquire additional securities of iMall. From the First Closing until the earlier of (a) the fifth anniversary of the First Closing or (b) the third anniversary of the date as of which FDMS and its Subsidiaries (as defined in the Investment Agreement) beneficially own less than 5% of the Total Voting Power (as defined in the Investment Agreement), subject to certain limitations and without the prior approval of a majority of the members of the Board of Directors of iMall who are not employees or officers of iMall, FDMS or either of their subsidiaries, FDMS and its Subsidiaries and Affiliates (other than Alliances) (each as defined in the Investment Agreement) will not acquire additional Voting Securities such that the total number of Voting Securities beneficially owned by FDMS, its Subsidiaries and Affiliates (other than Alliances)

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 8 of 12 Pages
-----------------------                                  ---------------------


and the Voting Securities owned by an Alliance which have been transferred to such Alliance by Investor or any of its Affiliates represents more than 39.9% of the Total Voting Power (as defined in the Investment Agreement).

     Subject to certain limited exceptions, the Investment Agreement provides that until the date of the stockholders meeting contemplated by Investment Agreement, iMall will not, directly or indirectly, solicit, initiate or encourage any competing offers, investments or transactions similar to the transactions contemplated by the Investment Agreement, which offers, investments or transactions would reasonably be considered inconsistent with or would materially delay the consummation of the transactions contemplated by the Investment Agreement, nor engage in or continue discussions or negotiations relating to any such offers, investments or transactions.

     At the First Closing, FDMS, iMall, Richard Rosenblatt, Mark R. Comer and Craig R. Pickering entered into a Stockholders Agreement (the "Stockholders Agreement") which obligates the parties to use their respective best efforts to cause the Board of Directors of iMall to consist of not less than seven and not more than ten members, with a number of members designated by FDMS proportional to its, combined with its Affiliates' and Alliances' (as defined in the Stockholders Agreement), ownership of the Stock. The Stockholders Agreement obligates the parties thereto to vote for the approval of an amendment to iMall's by-laws containing this and related provisions. The Stockholders Agreement contains other provisions related to the management of iMall and the Board of Directors.

     In addition, the Stockholders Agreement limits the ability of FDMS to transfer its Stock (and certain other iMall securities). Generally, FDMS and the other parties to the Stockholders Agreement may sell shares of Stock only by giving notice and complying with a right of first refusal held by the other parties. FDMS may transfer shares of Stock to any Alliance, which must agree to be bound by the terms of the Stockholders Agreement, and such Alliance may transfer such shares to its Affiliates, provided they agree to vote such shares as provided in the Stockholders Agreement. Any party may transfer up to 25,000 shares of Stock each calendar quarter subject only to restrictions under the Securities Act of 1933, as amended (the "Securities Act").

     The Stockholders Agreement shall terminate (a) in respect of any party, when such party no longer owns any shares of Stock (or certain other iMall securities), and (b) in any event, upon dissolution of iMall. The limitations on transfer contained in the Stockholders Agreement shall terminate (a) if FDMS and its Affiliates own in the aggregate less than 500,000 shares of Stock or (b) in any event, on October 30, 2008.

     At the First Closing, FDMS and iMall also entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which FDMS has certain rights to cause iMall to register under the Securities Act the Registrable Shares (as defined in the

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 9 of 12 Pages
-----------------------                                  ---------------------

Registration Rights Agreement, including but not limited to the shares of Stock issued at the First Closing, the shares of Stock to be issued at the Second Closing and shares to be issued upon exercise of the Warrant).

     The Warrant, the Shareholders Agreement and the Registration Rights Agreement are included as Exhibits 2, 3 and 4, respectively, and incorporated herein by this reference, and the foregoing description of such agreements is qualified in its entirety by reference to such Exhibits.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) At the First Closing, FDMS received from iMall 1,540,000 shares of Stock, representing 16.6% of the outstanding shares of Stock (such percentage being calculated based on the representation of iMall in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, that on November 6, 1998 there were 9,291,145 shares of Stock outstanding). At the Second Closing, subject to the fulfillment or waiver (if permissible) of certain conditions set forth in the Investment Agreement, FDMS will receive from iMall 460,000 shares of Stock, which, together with the shares received at the First Closing, will represent 21.5% of the outstanding shares of Stock (such percentage being calculated based on the representation of iMall in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, that on November 6, 1998 there were 9,291,145 shares of Stock outstanding). Since FDMS is a wholly owned subsidiary of First Data, First Data may be deemed the beneficial owner of all of the shares of Stock set forth in this Item 5(a). Except as set forth in this
Item 5(a), none of First Data, FDMS or, to the knowledge of either of them, any executive officer or director of First Data or FDMS identified in Item 2 above beneficially owns any shares of Stock.

     (b) FDMS has the sole voting power and sole dispositive power over the 1,540,000 shares of Stock delivered to it at the First Closing, and will have sole voting power and sole dispositive power over the 460,000 shares of Stock to be delivered to it at the Second Closing. Since FDMS is a wholly owned subsidiary of First Data, First Data may be deemed to have sole voting power and sole dispositive power over the shares of Stock set forth in this Item 5(b). The information contained in Item 5(a) is incorporated herein by reference.

     (c) The information contained in Item 5(a) is incorporated herein by reference. Except as set forth in this Item 5(c), none of First Data, FDMS or, to the knowledge of either of them, any of the executive officers or directors of First Data or FDMS identified in Item 2 above have effected transactions in Stock in the last 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 10 of 12 Pages
-----------------------                                  ---------------------


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     The information set forth under Items 3, 4 and 5 of this statement is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE HELD AS EXHIBITS.


Exhibit Number       Description
--------------       -----------
      1              Investment Agreement dated as of October 30, 1998, between
                     iMall, Inc. and First Data Merchant Services Corporation
                     (Exhibits and Schedules omitted).

      2 Form of Warrant, included as Exhibit A to the Investment Agreement dated as of October 30, 1998, between iMall, Inc. and First Data Merchant Services Corporation.

      3 Stockholders Agreement dated as of October 30, 1998, among iMall, Inc., First Data Merchant Services Corporation, Richard Rosenblatt, Mark R. Comer and Craig R. Pickering.

      4 Registration Rights Agreement, dated as of October 30, 1998, between iMall, Inc. and First Data Merchant Services Corporation.

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 11 of 12 Pages
-----------------------                                  ---------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1998
       -----------------
     FIRST DATA MERCHANT SERVICES CORPORATION

     By:  /s/ Michael T. Whealy
          -------------------------
          Name:  Michael T. Whealy
          Title: Secretary


     FIRST DATA CORPORATION

     By:  /s/ Michael T. Whealy
          -------------------------
          Name:  Michael T. Whealy
          Title: Executive Vice President and General Counsel

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                13D                  Page 12 of 12 Pages
-----------------------                                  ---------------------

                                 Exhibit Index
                                 -------------

Exhibit Number       Description
--------------       -----------
      1              Investment Agreement dated as of October 30, 1998, between
                     iMall, Inc. and First Data Merchant Services Corporation
                     (Exhibits and Schedules omitted).

      2 Form of Warrant, included as Exhibit A to the Investment Agreement dated as of October 30 1998, between iMall, Inc. and First Data Merchant Services Corporation.

      3 Stockholders Agreement dated as of October 30, 1998, among iMall, Inc., First Data Merchant Services Corporation, Richard Rosenblatt, Mark R. Comer and Craig R. Pickering.

      4 Registration Rights Agreement, dated as of October 30, 1998, between iMall, Inc. and First Data Merchant Services Corporation.